Exhibit 5.1

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 26, 2026

Eversource Energy

300 Cadwell Drive

Springfield, Massachusetts 01104

Re: Registration Statement on Form S-3ASR (File No. 333-286362)

Ladies and Gentlemen:

We have acted as counsel to Eversource Energy, a Massachusetts voluntary association (the “Company”), in connection with the issuance and sale of (i) $750,000,000 aggregate principal amount of its Junior Subordinated Notes, Series A, Due 2056 (the “Series A Notes”) and (ii) $750,000,000 aggregate principal amount of its Junior Subordinated Notes, Series B, Due 2056 (the “Series B Notes” and together with the Series A Notes, the “Notes”) pursuant to the above-referenced registration statement (as amended through the date hereof, the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Notes are being issued under an Indenture dated February 1, 2026 (the “Base Indenture”), as supplemented by (x) a First Supplemental Indenture dated February 1, 2026 (the “First Supplemental Indenture”) and (y) a Second Supplemental Indenture dated February 1, 2026 (the “Second Supplemental Indenture” and together with the First Supplemental Indenture and the Base Indenture, the “Indenture”), by and between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee.

In connection with this opinion letter, we have examined the Registration Statement and the Indenture, which has been filed with the Commission as an exhibit to the Registration Statement. We have also examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company and one or more of its subsidiaries, public officials and other appropriate persons.

The opinions expressed herein are limited to matters governed by the laws of the State of New York and the laws of the Commonwealth of Massachusetts.

Based upon and subject to the foregoing and the qualifications and limitations set forth below, we are of the opinion that, when the Notes have been duly executed and authenticated in accordance with the provisions of the Indenture and have been delivered against receipt of payment therefor, the Notes will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Eversource Energy	-2-

Our opinions set forth above are subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws affecting the rights and remedies of creditors generally and (ii) general principles of equity. Our opinions are also subject to the qualification that the enforceability of provisions in the Indenture providing for indemnification or contribution, broadly worded waivers, waivers of rights to damages or defenses, waivers of unknown or future claims, and waivers of statutory, regulatory or constitutional rights may be limited on public policy or statutory grounds.

We hereby consent to the incorporation of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Opinions” in the Prospectus. By giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP